

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Scott A. Tozier
Chief Financial Officer
ALBEMARLE CORPORATION
4250 Congress Street, Suite 900
Charlotte, North Carolina
28209

John Barichivich
Financial Officer
ALBEMARLE CORPORATION
4250 Congress Street, Suite 900
Charlotte, North Carolina
28209

> **Re: ALBEMARLE CORPORATION**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **File No. 001-12658**

Dear Mr. Tozier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences